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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                                SCHEDULE TO
                               (Rule 14d-100)
               Tender Offer Statement Under Section 14(d)(1)
         or Section 13(e)(1) of the Securities Exchange Act of 1934
                             (Amendment No. 3)

                       BARRETT RESOURCES CORPORATION
                     (Name of Subject Company (Issuer))

                        RESOURCES ACQUISITION CORP.
                        a wholly owned subsidiary of
                        THE WILLIAMS COMPANIES, INC.
                    (Names of Filing Persons (Offerors))

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                   Common Stock, Par Value $.01 Per Share
         (Including the associated Preferred Stock Purchase Rights)
                       (Title of Class of Securities)

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                                 068480201
                   (CUSIP Number of Class of Securities)

                         William G. von Glahn, Esq.
                 Senior Vice President and General Counsel
                        The Williams Companies, Inc.
                            One Williams Center
                           Tulsa, Oklahoma 74172
                         Telephone: (918) 573-2000

                   (Name, address and telephone number of
                    person authorized to receive notices
              and communications on behalf of filing persons)
                              With a copy to:

                           Morris J. Kramer, Esq.
                         Richard J. Grossman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                          Telephone: 212-735-3000

                         CALCULATION OF FILING FEE
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     Transaction Valuation*                           Amount of Filing Fee**
         $1,221,326,646                                      $244,265
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* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 16,730,502 shares of the outstanding Common Stock, par value $0.01 per share, at a price per Share of $73.00 in cash. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.
**   The filing fee was paid on May 14, 2001.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    None               Filing party:   N/A
         Form or Registration No.:  N/A                Date Filed:     N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.

         [_]      issuer tender offer subject to Rule 13e-4.

         [_]      going-private transaction subject to Rule 13e-3.

         [_]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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         This Amendment No. 3 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on May 14, 2001, relates to the offer by Resources Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of The Williams Companies, Inc., a Delaware corporation ("Williams"), to purchase 16,730,502 shares of the common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the "Shares") of Barrett Resources Corporation, a Delaware corporation ("Barrett Resources"), at $73.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the accompanying Letter of Transmittal, each dated May 14, 2001, of Purchaser previously filed as exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.


Item 11. Additional Information

         Item 11 of the Schedule TO is hereby amended and supplemented as follows:

         The subsection entitled "Legal Matters; Required Regulatory Approvals" of the Offer to Purchase is hereby amended and supplemented with the following information:

         On May 30, 2001 the Federal Trade Commission notified Williams and Purchaser that their request for early termination of the waiting period under the HSR Act in connection with the Offer was granted.


Item 12. Exhibits.

         Item 12 of the Schedule TO is hereby amended and supplemented by including the following information:

         (a)(11) Press Release issued by Williams on May 30, 2001.



                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           RESOURCES ACQUISITION CORP.


                                           By:  /s/ Ralph A. Hill
                                               ------------------------------
                                           Name:  Ralph A. Hill
                                           Title: Senior Vice President


                                           THE WILLIAMS COMPANIES, INC.


                                           By:  /s/ Keith E. Bailey
                                               ------------------------------
                                           Name:  Keith E. Bailey
                                           Title: Chairman, President and
                                                  Chief Executive Officer

Dated: May 31, 2001